PharmaCyte Biotech, Inc.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

September 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	PharmaCyte Biotech, Inc.
Registration Statement on Form S-3
Filed September 17, 2025
File No. 333-290311 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, PharmaCyte Biotech, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, September 26, 2025, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Kenneth R. Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6768 with any questions regarding this request.

Very truly yours,

PHARMACYTE BIOTECH, INC.

/s/ Joshua N. Silverman
Joshua N. Silverman
Chief Executive Officer, President and Chairman of the Board

cc:	Mintz, Levin. Cohn. Ferris. Glovsky and Popeo. P.C
Kenneth R. Koch, Esq.
Daniel A. Bagliebter, Esq.
Jeffrey D. Cohan, Esq.